Mail Stop 4561

May 30, 2008

Aart J. de Geus
Chief Executive Officer
Synopsys, Inc.
700 East Middlefield Road
Mountain View, CA 94043

   Re: **Synopsys, Inc.**
      Form 10-K for the Fiscal Year Ended October 31, 2007
      Form 10-Q for the Fiscal Quarter Ended January 31, 2008
      File No. 000-19807

Dear Mr. de Geus:

   We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended October 31, 2007

Item 1. Business, page 1

Sales, Distribution and Backlog, page 7

1. We note your disclosure on page 8 that revenue derived from Intel Corporation and its subsidiaries in the aggregate accounted for approximately 11%, 11%, and 13% of your total revenue for the fiscal 2007, 2006, and 2005, respectively. Please tell us whether you have a contractual agreement with Intel that should be

filed as an exhibit to your Form 10-K pursuant to Item 601(b)(10)(ii)(B) of
Regulation S-K.

Proprietary Rights, page 9

2.   Please tell us whether you are significantly dependent on any of the patents,
        trademarks or licenses you reference. If so, you should discuss the nature,
        duration and effect of all such patented technology, trademarks and license
        agreements held. See Item 101(c)(1)(iv) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 25

Results of Operations, page 31

3.   In your discussion of the results of operations, you refer to various factors that
        have impacted results without quantifying the impact of each factor. For
        example, you disclose on page 32 that the increase in revenue for fiscal 2007
        compared to 2006 was primarily due to increased bookings of licenses and
        difference in the number of weeks between 2007 and 2006 and further, that this
        amount was partially offset by a decrease in maintenance and service revenue.
        Similarly, you attribute the increase in total revenue for fiscal 2006 as compared
        to 2005 to an increase in time-based license revenue from orders booked in prior
        periods, which you assert "more than offset" the maintenance and service revenue
        decrease. Where a material change is attributed to two or more factors, including
        any offsetting factors, the contribution of each identified factor should be
        described in quantified terms. See Section II.D of SEC Release 34-6835. Note
        that this comment also applies to your disclosure in your Form 10-Q.

4.   We note your disclosure that price is a primary competitive factor in your market.
        Your discussion of revenues should indicate in quantified terms the extent to
        which changes in revenues from period to period are due to changes in prices or
        changes in the volume of the services provided. As material, your disclosure
        should also include a discussion of pricing pressure in your industry. See Item
        303(a)(3)(iii) of Regulation S-K. Note that this comment also applies to your
        disclosure in your Form 10-Q.

Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss),
page 50

5.   Tell us more about your "Tax impact associated with exercise of assumed stock
        options" in fiscal 2006 and your "Tax benefit associated with exercise of stock
        options" in fiscal 2007. Reconcile these balances to your disclosure on page 76
        where you indicate that you have not recorded any excess tax benefits during

fiscal 2007 and 2006. Additionally, tell us how the "Tax benefit associated with stock options" line item on the Consolidated Statements of Cash Flows relates to the similarly labeled item that is charged to the fiscal 2007 Capital in Excess of Par Value in the amount of $1,316 thousand.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jason Niethamer, Staff Accountant, at (202) 551-3855, or Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-

3428 or Maryse Mills-Apenteng, at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief